UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 10, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Azur Pharma Public Limited Company

File No. 333-177528- CF#27459

———————————————

        Azur Pharma Public Limited Company submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on October 26, 2011.

        Based on representations by Azur Pharma Public Limited Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.5	through October 26, 2021
Exhibit 10.7	through January 2, 2020
Exhibit 10.8	through January 2, 2020
Exhibit 10.9	through January 2, 2020
Exhibit 10.10	through January 2, 2020
Exhibit 10.11	through January 2, 2020
Exhibit 10.12	through January 2, 2020
Exhibit 10.13	through January 2, 2020
Exhibit 10.14	through January 2, 2020
Exhibit 10.15	through January 2, 2020
Exhibit 10.16	through January 2, 2020

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Branch Chief